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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
             15d-16 of the Securities Exchange Act of 1934

                        For the quarter ended March 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statements: Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).
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                                TABLE OF CONTENTS

1. Other Events

On April 19, 2002, in Singapore, the Company announced its earnings for the first quarter ended March 31, 2002. A copy of the Company's press release dated April 19, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2. Exhibits

        99.1 Press release of the Company dated April 19, 2002.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: April 19, 2002


                                  CHARTERED SEMICONDUCTOR
                                  MANUFACTURING LTD


                                  By: /s/ Chia Song Hwee
                                      -------------------------------
                                      Name:  Chia Song Hwee
                                      Title: Senior Vice President,
                                             Chief Financial Officer and Chief
                                             Administrative Officer
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                                  EXHIBIT INDEX


      99.1      Press release of the Company dated April 19, 2002.